As filed with the Securities and Exchange Commission on January 23, 2006
Registration No. 333-118190

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

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POST-EFFECTIVE AMENDMENT NO. 1

TO FORM S-1 REGISTRATION STATEMENT

ON FORM S-3 REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

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JAMES RIVER COAL COMPANY
(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation or organization)	54-1602012 (I.R.S. Employer Identification No.)

901 E. Byrd Street, Suite 1600 Richmond, Virginia 23219 (804) 780-3000 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Peter T. Socha
President & Chief Executive Officer
James River Coal Company
901 E. Byrd Street, Suite 1600
Richmond, Virginia 23219
(804) 780-3000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

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Copies to:
David A. Stockton Kilpatrick Stockton LLP 1100 Peachtree Street, N.E., Suite 2800 Atlanta, Georgia 30309 (404) 815-6500
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Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _________

If this form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐ __________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-1 on Form S-3 is being filed to convert the Registration Statement on Form S-1 (Commission File No. 333-118190) into a Registration Statement on Form S-3.  The Registration Statement on Form S-1 registered the resale of 8,462,722 shares of our common stock, par value $.01 per share, by certain selling shareholders.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued January 23, 2006

James River Coal Company
3,059,709 Shares
Common Stock

This prospectus relates to the resale from time to time of up to 3,059,709 shares of our common stock, par value $0.01 per share, by the selling shareholders described in the section entitled “Selling Shareholders” on page 18 of this prospectus, certain of which were issued to the selling shareholders pursuant to our Plan of Reorganization, and certain of which were acquired in market purchases. The selling shareholders may offer and sell any of the shares of common stock from time to time at fixed prices, at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the shares. For additional information on the possible methods of sale that may be used by the selling shareholders, you should refer to the section entitled “Plan of Distribution” on page 17 of this prospectus.

We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders. We have agreed to pay all expenses of registration incurred in connection with this offering, except any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling shareholders in disposing of the shares.

Our common stock is listed on The Nasdaq National Market under the symbol “JRCC.” On January 20, 2006, the last sales price of our common stock as reported on the Nasdaq National Market was $39.10 per share. In this prospectus, unless the context otherwise requires, all references to our common stock include the accompanying preferred share purchase rights pursuant to our rights agreement.

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You should read this prospectus, particularly the risk factors beginning on page 2, and those in any supplement, carefully before investing.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus is                          , 2006.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, the selling shareholders named herein may offer and sell all or any portion of their shares of our common stock. This prospectus provides you with a general description of the common stock that the selling shareholders may offer. The selling shareholders may deliver a prospectus supplement when they offer to sell shares of common stock offered hereby that may contain specific information about the terms of that offering. Such a prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. Neither the selling shareholders nor we have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the selling shareholders nor we are making offers to sell or solicitations to buy the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should not assume that the information in this prospectus or any prospectus supplement, as well as the information we previously filed with the SEC that we incorporate by reference in this prospectus or any prospectus supplement, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

All share and per share information in this prospectus relating to periods after our emergence from Chapter 11 bankruptcy proceedings (which shares are also referred to in this prospectus as the common stock of the “Successor Company”) reflects a two-for-one stock split effected as of October 22, 2004, in the form of a 100% stock dividend.

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PROSPECTUS SUMMARY

This summary is a brief discussion of material information contained in, or incorporated by reference into, this prospectus as further described below under “Incorporation of Certain Documents by Reference.” This summary does not contain all of the information that you should consider before investing in any securities being offered by this prospectus. We urge you to carefully read this entire prospectus, the documents incorporated by reference into this prospectus and any prospectus supplement relating to the securities that you propose to buy, especially any description of investment risks that we may include in any prospectus supplement.

Unless the context otherwise indicates, as used in this prospectus, the terms “James River,” “we,” “our,” “us” and similar terms refer to James River Coal Company and its consolidated subsidiaries. In certain sections of this prospectus or the documents incorporated by reference into this prospectus, we have combined our operating results for the eight months ended December 31, 2004 with our operating results for the four months ended April 30, 2004. Because we were under bankruptcy protection during the four months ended April 30, 2004, the operating results of these accounting periods are not comparable. The combining of these accounting periods is not permitted by generally accepted accounting principles.

The Company

We mine, process and sell bituminous, low sulfur, steam- and industrial-grade coal through six operating subsidiaries (“mining complexes”) located throughout Eastern Kentucky and in Southern Indiana. In the first nine months of 2005, we shipped 8.0 million tons of coal and generated total revenues of $334.1 million. Approximately 78% of our revenues were generated from coal sales to electric utility companies, including 28% derived from our largest customer, Georgia Power Company. Of the remaining revenues, 20% were generated by industrial accounts and 2% were generated from fees from the handling and marketing of coal-based synfuel product.

Our principal executive office is located at 901 East Byrd Street, Suite 1600, Richmond, Virginia 23219, and our telephone number is (804) 780-3000. Our web site is http://www.jamesrivercoal.com. The information contained on our web site is not incorporated in this prospectus.

The Offering

This prospectus covers 3,059,709 currently outstanding shares of our common stock, par value $0.01 per share, certain of which were issued to the selling shareholders pursuant to our Plan of Reorganization, and certain of which were acquired in market purchases.

We will not receive any of the proceeds from the sale of these shares by the selling shareholders.

Common stock offered:	3,059,709 shares

Nasdaq National Market symbol:	JRCC

RISK FACTORS

Investing in our securities involves risks. In addition to the other information contained in or incorporated by reference into this prospectus, you should carefully consider the following risk factors and the information under “Forward-Looking Statements” which appears elsewhere in this prospectus, together with any added, updated or changed information included in any prospectus supplement and in our reports to the SEC that are incorporated by reference into this prospectus, before deciding whether to invest in our securities. While we have described all risks and uncertainties that we believe to be material to our business, it is possible that other risks and uncertainties that affect our business will arise or become material in the future.

Risks Related to the Coal Industry

Because the demand and pricing for coal is greatly influenced by consumption patterns of the domestic electricity generation industry, a reduction in the demand for coal by this industry would likely cause our revenues and profitability to decline significantly.

We derived 83% of our total revenues (contract and spot) in the year ended December 31, 2004 and the nine months ended September 30, 2005, from our electric utility customers. Fuel cost is a significant component of the cost associated with coal-fired power generation, with respect to not only the price of the coal, but also the costs associated with emissions control and credits (i.e., sulfur dioxide, nitrogen oxides, etc.), combustion by-product disposal (i.e., ash) and equipment operations and maintenance (i.e., materials handling facilities). All of these costs must be considered when choosing between coal generation and alternative methods, including natural gas, nuclear, hydroelectric and others.

Weather patterns also can greatly affect electricity generation. Extreme temperatures, both hot and cold, cause increased power usage and, therefore, increased generating requirements from all sources. Mild temperatures, on the other hand, result in lower electrical demand, which allows generators to choose the lowest-cost sources of power generation when deciding which generation sources to dispatch. Accordingly, significant changes in weather patterns could reduce the demand for our coal.

Overall economic activity and the associated demands for power by industrial users can have significant effects on overall electricity demand. Robust economic activity can cause much heavier demands for power, particularly if such activity results in increased utilization of industrial assets during evening and nighttime periods. The economic slowdown experienced during the last several years significantly slowed the growth of electrical demand and, in some locations, resulted in contraction of demand.

Any downward pressure on coal prices, whether due to increased use of alternative energy sources, changes in weather patterns, decreases in overall demand or otherwise, would likely cause our profitability to decline.

Deregulation of the electric utility industry may cause our customers to be more price-sensitive in purchasing coal, which could cause our profitability to decline.

Electric utility deregulation is expected to provide incentives to generators of electricity to minimize their fuel costs and is believed to have caused electric generators to be more aggressive in negotiating prices with coal suppliers. To the extent utility deregulation causes our customers to be more cost-sensitive, deregulation may have a negative effect on our profitability.

Changes in the export and import markets for coal products could affect the demand for our coal, our pricing and our profitability.

We compete in a worldwide market. The pricing and demand for our products is affected by a number of factors beyond our control. These factors include:

•	currency exchange rates;
•	growth of economic development; and
•	ocean freight rates.

Any decrease in the amount of coal exported from the United States, or any increase in the amount of coal imported into the United States, could have a material adverse impact on the demand for our coal, our pricing and our profitability.

Increased consolidation and competition in the U.S. coal industry may adversely affect our revenues and profitability.

During the last several years, the U.S. coal industry has experienced increased consolidation, which has contributed to the industry becoming more competitive. According to Platts, the world’s largest energy information provider, although there are more than 600 coal producers in the United States, the ten largest coal companies accounted for approximately 63% of total domestic coal production in 2003. Consequently, many of our competitors in the domestic coal industry are major coal producers who have significantly greater financial resources than us. The intense competition among coal producers may impact our ability to retain or attract customers and may therefore adversely affect our future revenues and profitability.

Fluctuations in transportation costs and the availability and dependability of transportation could affect the demand for our coal and our ability to deliver coal to our customers.

Increases in transportation costs could have an adverse effect on demand for our coal. Customers choose coal supplies based, primarily, on the total delivered cost of coal. Our coal is generally shipped via rail systems (CSX and Norfolk Southern), although we also transport a small portion of our coal by truck. During 2004, we shipped in excess of 95% of our coal via CSX. Any increase in transportation costs would cause an increase in the total delivered cost of coal. That could cause some of our customers to seek less expensive sources of coal or alternative fuels to satisfy their energy needs. In addition, significant decreases in transportation costs from other coal-producing regions, both domestic and international, could result in increased competition from coal producers in those regions. For instance, coal mines in the western U.S. could become more attractive as a source of coal to consumers in the eastern U.S. if the costs of transporting coal from the West were significantly reduced.

We depend primarily upon railroads, and, in particular, the CSX railroad, to deliver coal to our customers. Disruption of railroad service due to weather-related problems, strikes, lockouts, bottlenecks and other events could temporarily impair our ability to supply coal to our customers, resulting in decreased shipments. Decreased performance levels over longer periods of time could cause our customers to look elsewhere for their fuel needs, negatively affecting our revenues and profitability.

The major eastern railroads (CSX and Norfolk Southern) experienced significant service problems in 2005. These problems were caused by an increase in overall rail traffic from the expanding economy and shortages of both equipment and personnel. The service problems had an adverse effect on our shipments. If these service problems persist, they could have an adverse impact on our financial results for 2005 and beyond.

Shortages or increased costs of skilled labor in the Central Appalachian coal region may hamper our ability to achieve high labor productivity and competitive costs.

Coal mining continues to be a labor-intensive industry. As the demand for coal has increased, many producers have attempted to increase coal production, which has resulted in a competitive market for the limited supply of trained coal miners in the Central Appalachian region. In some cases, this market situation has caused compensation levels to increase, particularly for “skilled” positions such as electricians and mine foremen. To maintain current production levels, we may be forced to respond to these increases in wages and other forms of compensation, and related recruiting efforts by our competitors. Any future shortage of skilled miners, or increases in our labor costs, could have an adverse impact on our labor productivity and costs and on our ability to expand production.

Government laws, regulations and other requirements relating to the protection of the environment, health and safety and other matters impose significant costs on us, and future requirements could limit our ability to produce coal.

We are subject to extensive federal, state and local regulations with respect to matters such as:

•	employee health and safety;
•	permitting and licensing requirements;
•	air quality standards;
•	water quality standards;
•	plant, wildlife and wetland protection;
•	the management and disposal of hazardous and non-hazardous materials generated by mining operations;
•	the storage of petroleum products and other hazardous substances;
•	reclamation and restoration of properties after mining operations are completed;
•	discharge of materials into the environment, including air emissions and wastewater discharge;
•	surface subsidence from underground mining; and
•	the effects of mining operations on groundwater quality and availability.

Complying with these requirements, including the terms of our permits, has had, and will continue to have, a significant effect on our costs of operations. We could incur substantial costs, including clean up costs, fines, civil or criminal sanctions and third party claims for personal injury or property damage as a result of violations of or liabilities under these laws and regulations.

The coal industry is also affected by significant legislation mandating specified benefits for retired miners. In addition, the utility industry, which is the most significant end user of coal, is subject to extensive regulation regarding the environmental impact of its power generating activities. Coal contains impurities, including sulfur, mercury, chlorine and other elements or compounds, many of which are released into the air when coal is burned. Stricter environmental regulations of emissions from coal-fired electric generating plants could increase the costs of using coal thereby reducing demand for coal as a fuel source or the volume and price of our coal sales, or making coal a less attractive fuel alternative in the planning and building of utility power plants in the future.

New legislation, regulations and orders adopted or implemented in the future (or changes in interpretations of existing laws and regulations) may materially adversely affect our mining operations, our cost structure and our customers’ operations or ability to use coal.

The majority of our coal supply agreements contain provisions that allow the purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in too great an increase in the cost of coal. These factors and legislation, if enacted, could have a material adverse effect on our financial condition and results of operations.

The passage of legislation responsive to the Framework Convention on Global Climate Change or similar governmental initiatives could result in restrictions on coal use.

The United States and more than 160 other nations are signatories to the 1992 Framework Convention on Global Climate Change, commonly known as the Kyoto Protocol, which is intended to limit or capture emissions of greenhouse gases, such as carbon dioxide. In December 1997, the signatories to the convention established a potentially binding set of emissions targets for developed nations. Although the specific emissions targets vary from country to country, the United States would be required to reduce emissions to 93% of 1990 levels over a five-year budget period from 2008 through 2012. The U.S. Senate has not ratified the treaty commitments, and the Bush administration has officially opposed the Kyoto Protocol and has proposed an alternative to reduce the intensity of United States emissions of greenhouse gases. With Russia’s ratification of the Kyoto Protocol in 2004, it became binding on all ratifying countries. The implementation of the Kyoto Protocol in a number of countries, and other emissions limits, such as those adopted by the European Union, could affect demand for coal outside the United States. If the Kyoto Protocol or other comprehensive legislation focusing on greenhouse gas emissions is enacted by the United States, it could have the effect of restricting the use of coal. Other efforts to reduce emissions of greenhouse gases and federal initiatives to encourage the use of natural gas also may affect the use of coal as an energy source.

We are subject to the federal Clean Water Act and similar state laws which impose treatment, monitoring and reporting obligations.

The federal Clean Water Act and corresponding state laws affect coal mining operations by imposing restrictions on discharges into regulated waters. Permits requiring regular monitoring and compliance with effluent limitations and reporting requirements govern the discharge of pollutants into regulated waters. New requirements under the Clean Water Act and corresponding state laws could cause us to incur significant additional costs that adversely affect our operating results.

New regulations have expanded the definition of black lung disease and generally made it easier for claimants to assert and prosecute claims, which could increase our exposure to black lung benefit liabilities.

In January 2001, the United States Department of Labor amended the regulations implementing the federal black lung laws to give greater weight to the opinion of a claimant’s treating physician, expand the definition of black lung disease and limit the amount of medical evidence that can be submitted by claimants and respondents. The amendments also alter administrative procedures for the adjudication of claims, which, according to the Department of Labor, results in streamlined procedures that are less formal, less adversarial and easier for participants to understand. These and other changes to the federal black lung regulations could significantly increase our exposure to black lung benefits liabilities.

In recent years, legislation on black lung reform has been introduced but not enacted in Congress. It is possible that this legislation will be reintroduced for consideration by Congress. If any of the proposals included in this or similar legislation is passed, the number of claimants who are awarded benefits could significantly increase. Any such changes in black lung legislation, if approved, may adversely affect our business, financial condition and results of operations.

Extensive environmental laws and regulations affect the end-users of coal and could reduce the demand for coal as a fuel source and cause the volume of our sales to decline.

The Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, mercury and other compounds emitted into the air from electric power plants, which are the largest end-users of our coal. Compliance with such laws and regulations, which can take a variety of forms, may reduce demand for coal as a fuel source because they require significant emissions control expenditures for coal-fired power plants to attain applicable ambient air quality standards, which may lead these generators to switch to other fuels that generate less of these emissions and may also reduce future demand for the construction of coal-fired power plants.

The U.S. Department of Justice, on behalf of the EPA, has filed lawsuits against several investor-owned electric utilities and brought an administrative action against one government-owned utility for alleged violations of the Clean Air Act. We supply coal to some of the currently-affected utilities, and it is possible that other of our customers will be sued. These lawsuits could require the utilities to pay penalties, install pollution control equipment or undertake other emission reduction measures, any of which could adversely impact their demand for our coal.

A regional haze program initiated by the EPA to protect and to improve visibility at and around national parks, national wilderness areas and international parks restricts the construction of new coal-fired power plants whose operation may impair visibility at and around federally protected areas and may require some existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions.

The Clean Air Act also imposes standards on sources of hazardous air pollutants. For example, the EPA has announced that it would regulate hazardous air pollutants from coal-fired power plants. Under the Clean Air Act, coal-fired power plants will be required to control hazardous air pollution emissions by no later than 2009, which likely will require significant new investment in controls by power plant operators. These standards and future standards could have the effect of decreasing demand for coal.

Other so-called multi-pollutant bills, which could regulate additional air pollutants, have been proposed by various members of Congress. If such initiatives are enacted into law, power plant operators could choose other fuel sources to meet their requirements, reducing the demand for coal.

The characteristics of coal may make it difficult for coal users to comply with various environmental standards related to coal combustion. As a result, they may switch to other fuels, which would affect the volume of our sales.

Coal contains impurities, including sulfur, nitrogen oxide, mercury, chlorine and other elements or compounds, many of which are released into the air when coal is burned. Stricter environmental regulations of emissions from coal-fired electric generating plants could increase the costs of using coal thereby reducing demand for coal as a fuel source, and the volume and price of our coal sales. Stricter regulations could make coal a less attractive fuel alternative in the planning and building of utility power plants in the future.

For example, in order to meet the federal Clean Air Act limits for sulfur dioxide emissions from electric power plants, coal users may need to install scrubbers, use sulfur dioxide emission allowances (some of which they may purchase), blend high sulfur coal with low sulfur coal or switch to other fuels. Each option has limitations. Lower sulfur coal may be more costly to purchase on an energy basis than higher sulfur coal depending on mining and transportation costs. The cost of installing scrubbers is significant and emission allowances may become more expensive as their availability declines. Switching to other fuels may require expensive modification of existing plants.

On March 15, 2005, the U.S. Environmental Protection Agency adopted a new federal rule to cap and reduce mercury emissions from both new and existing coal-fired power plants. The reductions will be implemented in stages, primarily through a market-based cap-and-trade program. Nevertheless, the new regulations will likely require some power plants to install new equipment, at substantial cost, or discourage the use of certain coals containing higher levels of mercury.

Other new and proposed reductions in emissions of sulfur dioxides, nitrogen oxides, particulate matter or greenhouse gases may require the installation of additional costly control technology or the implementation of other measures, including trading of emission allowances and switching to other fuels. For example, the Environmental Protection Agency recently proposed separate regulations to reduce the interstate transport of fine particulate matter and ozone through reductions in sulfur dioxides and nitrogen oxides through the eastern United States. The Environmental Protection Agency continues to require reduction of nitrogen oxide emissions in 22 eastern states and the District of Columbia and will require reduction of particulate matter emissions over the next several years for areas that do not meet air quality standards for fine particulates. In addition, Congress and several states are now considering legislation to further control air emissions of multiple pollutants from electric generating facilities and other large emitters. These new and proposed reductions will make it more costly to operate coal-fired plants and could make coal a less attractive fuel alternative to the planning and building of utility power plants in the future. To the extent that any new or proposed requirements affect our customers, this could adversely affect our operations and results.

We must obtain governmental permits and approvals for mining operations, which can be a costly and time consuming process and result in restrictions on our operations.

Numerous governmental permits and approvals are required for mining operations. Our operations are principally regulated under permits issued by state regulatory and enforcement agencies pursuant to the Surface Mining Control and Reclamation Act of 1977 (“SMCRA”). Regulatory authorities exercise considerable discretion in the timing and scope of permit issuance. Requirements imposed by these authorities may be costly and time consuming and may result in delays in the commencement or continuation of exploration or production operations. In addition, we often are required to prepare and present to federal, state and local authorities data pertaining to the effect or impact that proposed exploration for or production of coal might have on the environment. Further, the public may comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, the permits we need may not be issued, or, if issued, may not be issued in a timely fashion, or may involve requirements that restrict our ability to conduct our mining operations or to do so profitably.

Prior to placing excess fill material in valleys, coal mining companies are required to obtain a permit from the U.S. Army Corps of Engineers under Section 404 of the Clean Water Act. The permit can be either a simplified Nation Wide Permit #21 (“NWP 21”) or a more complicated individual permit. On July 8, 2004, U.S. District Judge Joseph R. Goodwin of the Southern District of West Virginia, Huntington Division found that NWP 21 is in violation of the Clean Water Act. This ruling applies only to certain counties in southern West Virginia (where we do not now operate) and does allow permits to continue to be issued under the more costly and time consuming individual permit process. It is possible that in the future, a similar ruling could be made for our operating areas.

In January 2005, a virtually identical claim to that filed in West Virginia was filed in Kentucky. The plaintiffs in this case, Kentucky Riverkeeper, Inc., et al. v. Colonel Robert A. Rowlette, Jr., et al., Civil Action No 05-CV-36-JBC, seek the same relief as that sought in West Virginia. Oral arguments in this case were heard on November 7, 2005. A ruling for the plaintiffs in this matter could have an adverse impact on our planned surface mining operations.

Recent litigation could impact our ability to conduct underground mining operations.

On March 29, 2002, the United States District Court for the District of Columbia issued a ruling that could restrict underground mining activities conducted in the vicinity of public roads, within a variety of federally protected lands, within national forests and within a certain proximity of occupied dwellings. The lawsuit, Citizens Coal Council v. Norton, was filed in February 2000 to challenge regulations issued by the Department of Interior providing, among other things, that subsidence and underground activities that may lead to subsidence are not surface mining activities within the meaning of SMCRA. SMCRA generally contains restrictions and certain prohibitions on the locations where surface mining activities can be conducted. The District Court entered summary judgment on the plaintiffs’ claims that the Secretary of the Interior’s determination violated SMCRA. This decision was recently reversed by the United States Court of Appeals for the Fourth Circuit, which upheld the regulation. In December 2003, a petition for a writ of certiorari was filed by the Citizens Coal Council and others requesting U.S. Supreme Court review.

In the future, we intend to conduct underground mining activities on properties that are within federally protected lands or national forests where the above-mentioned restrictions within the meaning of SMCRA could apply. Any reinstatement of the District Court decision by the Supreme Court would pose a potential restriction on underground mining within 100 feet of a public road as well as other restrictions. If these SMCRA restrictions ultimately apply to underground mining, considerable uncertainty would exist about the nature and extent of this restriction. While, even if that occurs, it could remain possible to obtain permits for underground mining operations in these areas, the time and expense of that permitting process would be likely to increase significantly and the restrictions placed on the mining of those properties could adversely affect our costs.

We have significant reclamation and mine closure obligations. If the assumptions underlying our accruals are materially inaccurate, we could be required to expend greater amounts than anticipated.

The SMCRA establishes operational, reclamation and closure standards for all aspects of surface mining as well as many aspects of underground mining. We accrue for the costs of current mine disturbance and of final mine closure, including the cost of treating mine water discharge where necessary. Effective January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143 (SFAS 143) to account for the estimated costs related to the closure of mines and the reclamation of the land upon exhaustion of coal reserves. This statement requires the fair value of an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset. At September 30, 2005, we had accrued $27.0 million related to estimated mine reclamation costs. These amounts recorded are dependent upon a number of variables, including the estimated future retirement costs, estimated proven reserves, assumptions involving profit margins, inflation rates, and the assumed credit-adjusted risk-free interest rates. Furthermore, these obligations are unfunded. If these accruals are insufficient or our liability in a particular year is greater than currently anticipated, our future operating results could be adversely affected.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations. Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers could cause delays or losses in transportation and deliveries of coal to our customers, decreased sales of our coal and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any, or a combination, of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Operations

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues.

For the nine months ended September 30, 2005, we generated approximately 78% of our total revenues from several long-term contracts with electrical utilities, including 28% from our largest customer, Georgia Power Company, and 17% from South Carolina Public Service Authority. At September 30, 2005, we had coal supply agreements with these customers that expire at various times from 2005 to 2007. The execution of a substantial coal supply agreement is frequently the basis on which we undertake the development of coal reserves required to be supplied under the contract.

Many of our coal supply agreements contain provisions that permit adjustment of the contract price upward or downward at specified times. Failure of the parties to agree on a price under those provisions may allow either party to either terminate the contract or reduce the coal to be delivered under the contract. Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by the customer or us for the duration of specified events beyond the control of the affected party. Most coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as:

•	British thermal units (Btu’s);
•	sulfur content;
•	ash content;
•	grindability; and
•	ash fusion temperature.

In some cases, failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts. In addition, all of our contracts allow our customers to renegotiate or terminate their contracts in the event of changes in regulations or other governmental impositions affecting our industry that increase the cost of coal beyond specified limits. Further, we have been required in the past to purchase sulfur credits or make other pricing adjustments to comply with contractual requirements relating to the sulfur content of coal sold to our customers, and may be required to do so in the future.

The operating profits we realize from coal sold under supply agreements depend on a variety of factors. In addition, price adjustment and other provisions may increase our exposure to short-term coal price volatility provided by those contracts. If a substantial portion of our coal supply agreements are modified or terminated, we could be materially adversely affected to the extent that we are unable to find alternate buyers for our coal at the same level of profitability. The current strength in the coal market may not continue. As a result, we might not be able to replace existing long-term coal supply agreements at the same prices or with similar profit margins when they expire.

Our profitability will be negatively impacted if we are unable to balance our mix of contract and spot sales.

We have implemented a sales plan that includes long-term contracts (greater than one year) and spot sales/short-term contracts (less than one year). We have structured our sales plan based on the assumptions that demand will remain adequate to maintain current shipping levels and that any disruptions in the market will be relatively short-lived. If we are unable to maintain a balance of contract sales with spot sales, or our markets become depressed for an extended period of time, our volumes and margins could decrease, negatively affecting our profitability.

Our ability to operate our company effectively could be impaired if we lose senior executives or fail to employ needed additional personnel.

The loss of senior executives could have a material adverse effect on our business. There may be a limited number of persons with the requisite experience and skills to serve in our senior management positions. We may not be able to locate or employ qualified executives on acceptable terms. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. We might not continue to be able to employ key personnel, or to attract and retain qualified personnel in the future. Failure to retain senior executives or attract key personnel could have a material adverse effect on our operations and financial results.

Unexpected increases in raw material costs could significantly impair our operating results.

Our coal mining operations use significant amounts of steel, petroleum products and other raw materials in various pieces of mining equipment, supplies and materials, including the roof bolts required by the room and pillar method of mining. Scrap steel prices have risen significantly in the past twelve months, and, historically, the prices of scrap steel and petroleum have fluctuated. If the price of steel or other of these materials increase, our operational expenses will increase, which could have a significant negative impact on our operating results.

Coal mining is subject to conditions or events beyond our control, which could cause our quarterly or annual results to deteriorate.

Our coal mining operations are conducted, in large part, in underground mines and, to a lesser extent, at surface mines. These mines are subject to conditions or events beyond our control that could disrupt operations, affect production and the cost of mining at particular mines for varying lengths of time and have a significant impact on our operating results. These conditions or events have included:

•	variations in thickness of the layer, or seam, of coal;
•	variations in geological conditions;
•	amounts of rock and other natural materials intruding into the coal seam;
•	equipment failures and unexpected major repairs;
•	unexpected maintenance problems;
•	unexpected departures of one or more of our contract miners;
•	fires and explosions from methane and other sources;
•	accidental minewater discharges or other environmental accidents;
•	other accidents or natural disasters; and
•	weather conditions.

Mining in Central Appalachia is complex due to geological characteristics of the region.

The geological characteristics of coal reserves in Central Appalachia, such as depth of overburden and coal seam thickness, make them complex and costly to mine. As mines become depleted, replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. These factors could materially adversely affect the mining operations and cost structures of, and customers’ ability to use coal produced by, operators in Central Appalachia, including us.

Our future success depends upon our ability to acquire or develop additional coal reserves that are economically recoverable.

Our recoverable reserves decline as we produce coal. Since we attempt, where practical, to mine our lowest-cost reserves first, we may not be able to mine all of our reserves as profitably as we do at our current operations. Our planned development and exploration projects might not result in significant additional reserves, and we might not have continuing success developing additional mines. For example, our construction of additional mining facilities necessary to exploit our reserves could be delayed or terminated due to various factors, including unforeseen geological conditions, weather delays or unanticipated development costs. Our ability to acquire additional coal reserves in the future also could be limited by restrictions under our existing or future debt facilities, competition from other coal companies for attractive properties, or the lack of suitable acquisition candidates.

In order to develop our reserves, we must receive various governmental permits. We have not yet applied for the permits required or developed the mines necessary to mine all of our reserves. In addition, we might not continue to receive the permits necessary for us to operate profitably in the future. We may not be able to negotiate new leases from the government or from private parties or obtain mining contracts for properties containing additional reserves or maintain our leasehold interests in properties on which mining operations are not commenced during the term of the lease.

Our financial performance may suffer if we do not successfully execute our development plans.

We are currently undertaking numerous project development plans. If we are unable to successfully implement these planned development projects, our financial performance could be negatively affected.

Factors beyond our control could impact the amount and pricing of coal supplied by our independent contractors and other third parties.

In addition to coal we produce from our Company-operated mines, we have mines that typically are operated by independent contract mine operators, and we purchase coal from third parties for resale. For 2006, we anticipate approximately 6% of our total production will come from mines operated by independent contract mine operators and that almost 5% of our total coal sold will come from third party purchased coal sources. Operational difficulties, changes in demand for contract mine operators from our competitors and other factors beyond our control could affect the availability, pricing and quality of coal produced for us by independent contract mine operators. The demand for contract mining companies has increased significantly due to the current strong market prices for coal from Central Appalachia. Disruptions in supply, increases in prices paid for coal produced by independent contract mine operators or purchased from third parties, or the availability of more lucrative direct sales opportunities for our purchased coal sources could increase our costs or lower our volumes, either of which could negatively affect our profitability.

We face significant uncertainty in estimating our recoverable coal reserves, and variations from those estimates could lead to decreased revenues and profitability.

Forecasts of our future performance are based on estimates of our recoverable coal reserves. Estimates of those reserves are based on studies conducted by Marshall Miller & Associates, Inc. in accordance with industry-accepted standards. A number of sources of information were used to determine recoverable reserves estimates, including:

•	currently available geological, mining and property control data and maps;
•	our own operational experience and that of our consultants;
•	historical production from similar areas with similar conditions;
•	previously completed geological and reserve studies;
•	the assumed effects of regulations and taxes by governmental agencies; and
•	assumptions governing future prices and future operating costs.

Reserve estimates will change from time to time to reflect, among other factors:

•	mining activities;
•	new engineering and geological data;
•	acquisition or divestiture of reserve holdings; and
•	modification of mining plans or mining methods.

Therefore, actual coal tonnage recovered from identified reserve areas or properties, and costs associated with our mining operations, may vary from estimates. These variations could be material, and therefore could result in decreased profitability.

Our operations could be adversely affected if we are unable to obtain required surety bonds.

Federal and state laws require bonds to secure our obligations to reclaim lands used for mining, to pay federal and state workers’ compensation and to satisfy other miscellaneous obligations. As of September 30, 2005, we had outstanding surety bonds with third parties for post-mining reclamation totaling $47.8 million. Furthermore, we have surety bonds for an additional $44.3 million in place for our federal and state workers’ compensation obligations and other miscellaneous obligations. Insurance companies have informed us, along with other participants in the coal industry, that they no longer will provide surety bonds for workers’ compensation and other post-employment benefits without collateral. We have satisfied our obligations under these statutes and regulations by providing letters of credit or other assurances of payment. However, letters of credit can be significantly more costly to us than surety bonds. The issuance of letters of credit under our senior secured credit facility also reduces amounts that we can borrow under our senior secured credit facility for other purposes. If we are unable to secure surety bonds for these obligations in the future, and are forced to secure letters of credit indefinitely, our profitability may be negatively affected.

We have significant unfunded obligations for long-term employee benefits for which we accrue based upon assumptions, which, if incorrect, could result in us being required to expend greater amounts than anticipated.

We are required by law to provide various long-term employee benefits. We accrue amounts for these obligations based on the present value of expected future costs. We employed an independent actuary to complete estimates for our workers’ compensation and black lung (both state and federal) obligations. At September 30, 2005, the current and non-current portions of these obligations included $26.4 million for coal workers’ black lung benefits and $51.9 million for workers’ compensation benefits.

We use a valuation method under which the total present and future liabilities are booked based on actuarial studies. Our independent actuary updates these liability estimates annually. However, if our assumptions are incorrect, we could be required to expend greater amounts than anticipated. All of these obligations are unfunded. In addition, the federal government and the governments of the states in which we operate consider changes in workers’ compensation laws from time to time. Such changes, if enacted, could increase our benefit expenses and payments.

We may be unable to adequately provide funding for our pension plan obligations based on our current estimates of those obligations.

We provide pension benefits to eligible employees. As of December 31, 2004, we estimated that our pension plan was underfunded by approximately $21.9 million. As of the same date, we had long-term pension obligations of $15.7 million, with the difference between that amount and the underfunded amount due to unamortized actuarial losses. As of September 30, 2005, we had long-term pension obligations of $13.5 million. If future payments are insufficient to fund the pension plan adequately to cover our future pension obligations, we could incur cash expenditures and costs materially higher than anticipated. The pension obligation is calculated annually and is based on several assumptions, including then prevailing conditions, which may change from year to year. In any year, if our assumptions are inaccurate, we could be required to expend greater amounts than anticipated.

As a result of our adoption of “fresh start” accounting in connection with our emergence from bankruptcy, you will not be able to compare our financial statements for periods before our emergence from bankruptcy with our financial results for periods after our emergence from bankruptcy.

As a result of the consummation of our Plan of Reorganization and the transactions contemplated thereby, we are operating our business under a new capital structure. In addition, we became subject to the fresh start accounting rules upon emerging from bankruptcy. Accordingly, our financial condition and results of operations disclosed for periods after our emergence from bankruptcy differ significantly from the financial condition or results of operations reflected in our financial statements for periods before our emergence from bankruptcy.

Substantially all of our assets are subject to security interests.

Substantially all of our cash, receivables, inventory and other assets are subject to various liens and security interests under our debt instruments. If one of these security interest holders becomes entitled to exercise its rights as a secured party, it would have the right to foreclose upon and sell, or otherwise transfer, the collateral subject to its security interest, and the collateral accordingly would be unavailable to us and our other creditors, except to the extent, if any, that other creditors have a superior or equal security interest in the affected collateral or the value of the affected collateral exceeds the amount of indebtedness in respect of which these foreclosure rights are exercised.

We may be unable to comply with restrictions imposed by the terms of our indebtedness, which could result in a default under these instruments.

Our debt instruments impose a number of restrictions on us. A failure to comply with these restrictions could adversely affect our ability to borrow under our revolving credit facility or result in an event of default under our debt instruments. Our debt instruments contain financial and other covenants that create limitations on our ability to, among other things, borrow the full amount on our revolver, issue letters of credit under our letter of credit facility or incur additional debt, and require us to maintain various financial ratios and comply with various other financial covenants. These covenants include the following:

•	minimum fixed charge coverage ratio;
•	maximum total leverage ratio and senior secured leverage ratio; and
•	maximum limits on capital expenditures.

We have experienced difficulties from time to time in maintaining compliance with all of these financial covenants. In the event of non-compliance, we will have to seek waivers of such non-compliance from the lenders in order to avoid a default.  In the event of a default, our lenders could terminate their commitments to us and declare all amounts borrowed, together with accrued interest and fees, immediately due and payable. If this were to occur, we might not be able to pay these amounts or we might be forced to seek an amendment to our debt agreements which could make the terms of these agreements more onerous for us and require the payment of amendment or waiver fees. Failure to comply with these restrictions, even if waived by our lenders, also could adversely affect our credit ratings, which could increase our the costs of debt financings and impair our ability to obtain additional debt financing.

Changes in our credit ratings could adversely affect our costs and expenses.

Any downgrade in our credit ratings could adversely affect our ability to borrow and result in more restrictive borrowing terms, including increased borrowing costs, more restrictive covenants and the extension of less open credit. This, in turn, could affect our internal cost of capital estimates and therefore impact operational decisions.

Defects in title or loss of any leasehold interests in our properties could limit our ability to mine these properties or result in significant unanticipated costs.

We conduct substantially all of our mining operations on properties that we lease. The loss of any lease could adversely affect our ability to mine the associated reserves. Because we generally do not obtain title insurance or otherwise verify title to our leased properties, our right to mine some of our reserves has been in the past, and may again in the future be, adversely affected if defects in title or boundaries exist. In order to obtain leases or rights to conduct our mining operations on property where these defects exist, we have had to, and may in the future have to, incur unanticipated costs. In addition, we may not be able to successfully negotiate new leases for properties containing additional reserves. Some leases have minimum production requirements. Failure to meet those requirements could result in losses of prepaid royalties and, in some rare cases, could result in a loss of the lease itself.

Inability to satisfy contractual obligations may adversely affect our profitability.

From time to time, we have disputes with our customers over the provisions of long-term contracts relating to, among other things, coal quality, pricing, quantity and delays in delivery. In addition, we may not be able to produce sufficient amounts of coal to meet our commitments to our customers. Our inability to satisfy our contractual obligations could result in our need to purchase coal from third party sources to satisfy those obligations or may result in customers initiating claims against us. We may not be able to resolve all of these disputes in a satisfactory manner, which could result in substantial damages or otherwise harm our relationships with customers.

The disallowance or early termination of Section 29 tax credits for synfuel plants by the Internal Revenue Service could decrease our revenues.

We supply coal to a third party synfuel plant and receive fees for the handling, shipping and marketing of the synfuel product. Synfuel is a synthetic fuel product that is produced by chemically altering coal. In 2004, 2% of our total revenues came from synfuel handling, shipping and marketing revenues. Sales of the fuel processed through these types of facilities are eligible for non-conventional fuels tax credits under Section 29 of the Internal Revenue Code. The owner of the facility that we supply with coal has obtained a Private Letter Ruling (“PLR”) from the Internal Revenue Service confirming that the facility produces a qualified fuel eligible for Section 29 tax credits. The Section 29 tax credit program is scheduled to expire on December 31, 2007. There is a risk that the IRS could modify or disallow the Section 29 tax credit, or (in certain circumstances related to the market price of oil), terminate the credit earlier than expected, making operation of the synfuel plant unprofitable. If the synfuel plant ceases operations, we will no longer receive the handling, shipping and marketing fees for our services, which may negatively affect our profitability.

We may be unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act.

Beginning with our annual report for the year ending December 31, 2005, Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require us to include an internal control report of management with our annual report on Form 10-K. That report must include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year and will also include our independent auditors’ evaluation of management’s assessment and effectiveness of our internal control over financial reporting.

Achieving compliance with Section 404 within the prescribed period, and remedying any deficiencies, significant deficiencies or additional material weaknesses that we or our auditors may identify, will require us to incur significant costs and expend significant time and management resources. We cannot assure you that any of the measures we implement to remedy any such deficiencies will effectively mitigate or remediate such deficiencies. In addition, we cannot assure you that we will be able to complete the work necessary for our management to issue its management report in a timely manner, or that we will be able to complete any work required for our management to be able to conclude that our internal control over financial reporting is effective. If we fail to timely remedy any deficiencies, significant deficiencies or additional material weaknesses that we or our auditors may identify, we may be unable to accurately report our financial results, detect fraud or comply with the requirements of Section 404. In addition, we can give no assurance that our independent auditors will agree with our management’s assessment or conclude that our internal control over financial reporting is effective.

We may be unable to exploit opportunities to diversify our operations.

Our future business plan may consider opportunities other than underground and surface mining in eastern Kentucky and southern Indiana. We will consider opportunities to further increase the percentage of coal that comes from surface mines. We may also consider opportunities to expand both surface and underground mining activities in areas that are outside of eastern Kentucky and southern Indiana. We may also consider opportunities in other energy-related areas that are not prohibited by the Indenture governing our senior notes due 2012. If we undertake these diversification strategies and fail to execute them successfully, our financial condition and results of operations may be adversely affected.

There are risks associated with our acquisition strategy, including our inability to successfully complete acquisitions, our assumption of liabilities, dilution of your investment, significant costs and additional financing required.

We intend to expand our operations through strategic acquisitions of other coal mining companies, although we currently have no agreement or understanding for any specific acquisition. Risks associated with our current and potential acquisitions include the disruption of our ongoing business, problems retaining the employees of the acquired business, assets acquired proving to be less valuable than expected, the potential assumption of unknown or unexpected liabilities, costs and problems, the inability of management to maintain uniform standards, controls, procedures and policies, the difficulty of managing a larger company, the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprises and the difficulty of integrating the acquired operations and personnel into our existing business.

We may choose to use shares of our common stock or other securities to finance a portion of the consideration for future acquisitions, either by issuing them to pay a portion of the purchase price or selling additional shares to investors to raise cash to pay a portion of the purchase price. If shares of our common stock do not maintain sufficient market value or potential acquisition candidates are unwilling to accept shares of our common stock as part of the consideration for the sale of their businesses, we will be required to raise capital through additional sales of debt or equity securities, which might not be possible, or forego the acquisition opportunity, and our growth could be limited. In addition, securities issued in such acquisitions may dilute the holdings of our current or future shareholders.

Our currently available cash may not be sufficient to finance any additional acquisitions.

We believe that our current cash on hand and our the availability under our revolver will satisfy our operating and capital requirements for at least the next 12 months. However, such funds likely will not provide sufficient cash to fund any future acquisitions. Accordingly, we may need to conduct additional debt or equity financings in order to fund any such additional acquisitions, unless we issue shares of our common stock as consideration for those acquisitions. If we are unable to obtain any such financings, we may be required to forego future acquisition opportunities.

We may be unable to successfully integrate the Triad operations.

On May 31, 2005, we acquired Triad Mining, Inc. and its subsidiary, Triad Underground Mining, LLC. We may be unable to successfully integrate Triad’s operations, or to operate those operations profitably. Our failure to successfully integrate Triad’s operations would have a material adverse effect on our results of operations and financial conditions.

Our current reserve base in southern Indiana is limited.

Our southern Indiana mining complex currently has rights to proven and probable reserves that we believe will be exhausted in approximately four years at 2004 levels of production, compared to our current Central Appalachia mining complexes, which have reserves that we believe will last an average of approximately 24 years at 2004 levels of production. We intend to increase our reserves in southern Indiana by acquiring rights to additional exploitable reserves that are either adjacent to or nearby our current reserves. If we are unable to successfully acquire such rights on acceptable terms, or if our exploration or acquisition activities indicate that such coal reserves or rights do not exist or are not available on acceptable terms, our production and revenues will decline as our reserves in that region are depleted. Exhaustion of reserves at particular mines also may have an adverse effect on our operating results that is disproportionate to the percentage of overall production represented by such mines.

Surface mining is subject to increased regulation, and may require us to incur additional costs.

Our surface mining operations have increased significantly since our acquisition of Triad in May 2005. Surface mining is subject to numerous regulations related to blasting activities that can result in additional costs. For example, when blasting in close proximity to structures, additional costs are incurred in designing and implementing more complex blast delay regimens, conducting pre-blast surveys and blast monitoring, and the risk of potential blast-related damages increases. Since the nature of surface mining requires ongoing disturbance to the surface, environmental compliance costs can be significantly greater than with underground operations. In addition, the U.S. Army Corps of Engineers imposes stream mitigation requirements on surface mining operations. These regulations require that footage of stream loss be replaced through various mitigation processes, if any ephemeral, intermittent, or perennial streams are in-filled due to mining operations. These regulations may cause us to incur significant additional costs, which could adversely impact our operating performance.

Risks Relating to our Common Stock

The market price of our common stock has been volatile and difficult to predict, and may continue to be volatile and difficult to predict in the future, and the value of your investment may decline.

The market price of our common stock has been volatile in the past and may continue to be volatile in the future. The market price of our common stock will be affected by, among other things:

•	variations in our quarterly operating results;
•	changes in financial estimates by securities analysts;
•	sales of shares of our common stock by our officers and directors or by our shareholders, such as the selling shareholders named in this prospectus;
•	changes in general conditions in the economy or the financial markets;
•	changes in accounting standards, policies or interpretations;
•	other developments affecting us, our industry, clients or competitors; and
•	the operating and stock price performance of companies that investors deem comparable to us.

Any of these factors could have a negative effect on the price of our common stock on the Nasdaq National Market, make it difficult to predict the market price for our common stock in the future and cause the value of your investment to decline.

Dividends are limited by our senior secured credit facility.

We do not anticipate paying any cash dividends on our common stock in the near future. In addition, covenants in our senior secured credit facility restrict our ability to pay cash dividends and may prohibit the payment of dividends and certain other payments.

Provisions of our articles of incorporation, bylaws and shareholder rights agreement could discourage potential acquisition proposals and could deter or prevent a change in control.

Some provisions of our articles of incorporation and bylaws, as well as Virginia statutes, may have the effect of delaying, deferring or preventing a change in control. These provisions may make it more difficult for other persons, without the approval of our Board of Directors, to make a tender offer or otherwise acquire substantial amounts of our common stock or to launch other takeover attempts that a shareholder might consider to be in such shareholder's best interest. These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock.

On May 25, 2004, our shareholders approved a rights agreement which, in certain circumstances, including a person or group acquiring, or the commencement of a tender or exchange offer that would result in a person or group acquiring, beneficial ownership of more than 15% of the outstanding shares of our common stock, would entitle each right holder, other than the person or group triggering the plan, to receive, upon exercise of the right, shares of our common stock having a then-current fair value equal to twice the exercise price of a right. This shareholder rights agreement provides us with a defensive mechanism that decreases the risk that a hostile acquirer will attempt to take control of us without negotiating directly with our board of directors. The shareholder rights agreement may discourage acquirers from attempting to purchase us, which may adversely affect the price of our common stock.

FORWARD LOOKING STATEMENTS

From time to time, we make certain comments and disclosures in reports and statements, including this prospectus, or statements made by our officers, which may be forward-looking in nature. These statements are known as “forward-looking statements,” as that term is used in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Examples include statements related to our future outlook, anticipated capital expenditures, future cash flows and borrowings, and sources of funding. These forward-looking statements could also involve, among other things, statements regarding our intent, belief or expectation with respect to:

•	our cash flows, results of operation or financial condition;
•	the consummation of acquisition, disposition or financing transactions and the effect thereof on our business;
•	governmental policies and regulatory actions;
•	legal and administrative proceedings, settlements, investigations and claims;
•	weather conditions or catastrophic weather-related damage;
•	our production capabilities;
•	availability of transportation;
•	market demand for coal, electricity and steel;
•	competition;
•	our relationships with, and other conditions affecting, our customers;
•	employee workforce factors;
•	our assumptions concerning economically recoverable coal reserve estimates;
•	future economic or capital market conditions;
•	our plans and objectives for future operations and expansion or consolidation; and
•	the successful integration of the Triad acquisition.

Any forward-looking statements are subject to the risks and uncertainties that could cause actual cash flows, results of operations, financial condition, cost reductions, acquisitions, dispositions, financing transactions, operations, expansion, consolidation and other events to differ materially from those expressed or implied in such forward-looking statements. Any forward-looking statements are also subject to a number of assumptions regarding, among other things, future economic, competitive and market conditions generally. These assumptions would be based on facts and conditions as they exist at the time such statements are made as well as predictions as to future facts and conditions, the accurate prediction of which may be difficult and involve the assessment of events beyond our control.

We wish to caution readers that forward-looking statements, including disclosures which use words such as “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, and similar statements, are subject to certain risks and uncertainties which could cause actual results to differ materially from expectations. These risks and uncertainties include, but are not limited to, the following: a change in the demand for coal by electric utility customers; the loss of one or more of our largest customers; our dependency on one railroad for transportation of a large percentage of our products; failure to exploit additional coal reserves; failure to diversify our operations; increased capital expenditures; increased compliance costs; lack of availability of financing sources; the effects of regulation and competition; the failure to successfully integrate the Triad acquisition; and the risk factors set forth in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005 and the section of this prospectus called “Risk Factors.” Those are representative of factors that could affect the outcome of the forward-looking statements. These and the other factors discussed elsewhere in this prospectus are not necessarily all of the important factors that could cause our results to differ materially from those expressed in our forward-looking statements. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update them.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold by or for the account of the selling shareholders (or their pledgees, donees, or transferees), from time to time as market conditions permit, on the Nasdaq National Market, or any other market or exchange on which the shares may at the time be listed, at prices and on terms then prevailing, or in negotiated transactions. The shares may be sold by one or more of the following methods, including without limitation:

•	a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker or dealer (including a specialist or market maker) as principal and resale by such broker or dealer for its account pursuant to this prospectus;
•	an underwritten offering, subject to compliance with applicable disclosures concerning the identity and compensation arrangements of each firm acting as underwriter;
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•	face-to-face transactions between sellers and purchasers without a broker-dealer;
•	transactions in options, swaps, or other derivatives (whether exchange listed or otherwise);
•	sales in other ways not involving market makers or established trading markets, including direct sales to institutions or individual purchasers; and
•	any combination of the foregoing, or by any other legally available means.

In addition, the selling shareholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the selling shareholders. The selling shareholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery to such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus. Any shares covered by this prospectus may be sold pursuant to Rule 144 under the Securities Act or under Section 4(1) of the Securities Act rather than pursuant to this prospectus, if such exemptions are available.

In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from the selling shareholders and/or the purchasers of the shares for whom such brokers or dealers act as agents or to whom they sell as principals, or both, in amounts to be negotiated (which compensation as to a particular broker-dealer might be in excess of customary commissions). At the time a particular offer of shares is made by one or more of the selling shareholders, a prospectus supplement, if required, will be distributed to set forth the aggregate number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions, and other items constituting compensation from the selling shareholders, and any discounts, commissions, or concessions allowed or reallocated or paid to dealers, including the proposed selling price to prospective purchasers. The selling shareholders and such brokers and dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. There can be no assurance, however, that all or any of the shares will be offered by the selling shareholders. We know of no existing arrangements between any selling shareholders and any broker, dealer, finder, underwriter, or agent relating to the sale or distribution of the shares.

We will not receive any of the proceeds of any sale of shares by the selling shareholders. We have agreed to pay all expenses of registration incurred in connection with this offering, except any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling shareholders in disposing of the shares.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of common stock by the selling shareholders named below. All proceeds will be payable directly to the selling shareholders.

SELLING SHAREHOLDERS

We are registering for possible resale 3,059,709 shares of our common stock held by the selling shareholders named below pursuant to this prospectus and any applicable prospectus supplement. These shares were issued to the selling shareholders under our plan of reorganization, which became effective on May 6, 2004, or have been acquired by such selling shareholders in open market transactions after such date. The following table sets forth the names of the selling shareholders, the number of shares beneficially owned by each selling shareholder as of January 20, 2006, the percentage of our total outstanding common stock beneficially owned by each selling shareholder as of January 20, 2006 (unless such percentage is less than 1%), and the maximum number of shares that may be offered for sale by such selling shareholder pursuant to this prospectus.

The selling shareholders may sell all, a portion or none of the shares covered by this prospectus at any time. The selling shareholders may also sell, transfer or otherwise dispose of some or all of their shares (including shares not covered by this prospectus) in transactions exempt from the registration requirements of the Securities Act of 1933. We do not know when or in what amounts the selling shareholders may offer shares under this prospectus or otherwise. As a result, we cannot estimate with certainty the number of shares of our common stock that will be owned by each selling shareholder after the completion of any offering contemplated by this prospectus.

This table was prepared solely based on information supplied to us by the selling shareholders, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the selling shareholders named in this table has sole voting and investment power with respect to the shares of common stock indicated as beneficially owned.

Except as set forth in the footnotes to this table, no selling shareholder has had any position, office, or other material relationship with us or any of our predecessors or affiliates within the past three years.

We will not receive any proceeds from any sale of the shares.

Name of Selling Shareholder	Total Number of Shares Beneficially Owned(1)	Percentage Owned Before the Offering(2)	Total Number of Shares Offered for Resale(3)	Percentage Owned After the Offering(2)(4)

Harbert Group (5)	2,308,057	13.85%	2,308,057	*
Carl Marks Group (6)	751,652	4.51%	751,652	*
_______________

*	Less than 1%

(1)
This column lists all shares of common stock beneficially owned by the selling shareholder, whether or not registered hereunder. There is no assurance that any of the selling shareholders will sell any or all of such shares of common stock.

(2)	The total number of shares outstanding used in calculating the percentage owned assumes a base of 16,660,681 shares of common stock outstanding as of January 20, 2006.

(3)
Only the shares of common stock registered hereunder, as shown in this column for each selling shareholder, may be offered and resold by the selling shareholder pursuant to this prospectus. There is no assurance, however, that any of the selling shareholders will sell any or all of such shares of common stock.

(4)	Assumes all shares of common stock registered hereunder are sold by the selling shareholder.

(5)
The Harbert Group consists of Harbinger Capital Partners Master Fund I, Ltd. (“Harbinger Master”) (formerly Harbert Distressed Investment Master Fund, Ltd.) (2,221,502 shares) and Alpha US Sub Fund VI, LLC (“Alpha”) (86,555 shares). Harbinger Capital Partners Offshore Manager, L.L.C. (“Offshore Manager”) serves as investment manager for Harbinger Master. HMC Investors, L.L.C. (“HMC Investors”) serves as managing member for Offshore Manager. Philip A. Falcone is the portfolio manager for both Harbinger Master and Alpha. Michael D. Luce and Raymond J. Harbert are members of HMC Investors. Each member of the Harbert Group disclaims beneficial ownership except to the extent of its actual pecuniary interest. Certain members of the Harbert Group may be deemed to be affiliated with HMC Investments, Inc., a registered broker dealer and member NASD, SIPC.

(6)
The Carl Marks Group consists of Carl Marks Strategic Investments, L.P. (710,471 shares) and Carl Marks Strategic Investments III, L.P. (41,181 shares). James F. Wilson, a member of our Board of Directors, is one of three individual general partners of Carl Marks Management Company, L.P., a Delaware limited partnership and registered investment advisor, which is the sole general partner of (i) Carl Marks Strategic Investments, L.P., a Delaware limited partnership and private investment partnership, and (ii) Carl Marks Strategic Investments III, L.P., a Delaware limited partnership and private investment partnership.

The selling shareholders may offer and sell all or a portion of the shares of common stock from time to time, but are under no obligation to offer or sell any of such shares. Because the selling shareholders may sell all, none, or any part of the shares of common stock from time to time, no estimate can be given as to the number of shares that will be beneficially owned by the selling shareholders upon termination of any offering by them, or as to the percentage of our total outstanding common stock that the selling shareholders will beneficially own after termination of any offering.

This prospectus also covers possible sales by certain persons who may become the record or beneficial owners of some of the shares of common stock as a result of certain types of private transactions, including but not limited to, gifts, private sales, distributions, and transfers pursuant to a foreclosure or similar proceeding by a lender or other creditor to whom shares may be pledged as collateral to secure an obligation of a named selling shareholder. Each such potential transferee of a named selling shareholder is hereby deemed to be a selling shareholder for purposes of selling shares of common stock using this prospectus. To the extent required by applicable law, information (including the name and number of shares of common stock owned and proposed to be sold) about such transferees, if there shall be any, will be set forth in an appropriate supplement to this prospectus.

Registration Rights

On May 6, 2004, we entered into a registration rights agreement with holders of 4,544,708 shares, or approximately 33%, of our issued and outstanding common stock at the time, who by virtue of each such holder’s relationship with us could reasonably have been deemed to be an “affiliate” (as such term is used within the meaning of applicable securities laws) of ours.

Pursuant to the terms of the registration rights agreement, which is described in more detail below, we are obligated to register their shares under the Securities Act on the terms described below.  By this offering, we are registering 3,059,709 shares of our common stock for certain of those holders described above.

Each shareholder party to the registration rights agreement, or their assignees, holding not less than 33% of the shares subject to registration rights may request in writing that we register the shares subject to registration rights by a “shelf” registration under the Securities Act.  We are obligated to use our best reasonable efforts to cause the registration statement to be declared effective as soon as practicable after the filing, and to keep the registration statement continuously effective until all shares registered thereunder have been sold.

If we propose to file or file a registration statement under the Securities Act with respect to an offering by us for our own account of any common stock (other than a registration statement relating to shares to be issued in connection with a merger or other acquisition or with stock-based compensation arrangements), then we will give shareholders party to the registration rights agreement the opportunity to register the number of shares subject to registration rights as each such holder may request. This right is known as a piggyback registration right.  If the proposed offering that triggers the piggyback registration right is an underwritten offering, we may be required by the managing underwriter of such offering to limit the number of shares to be registered in the offering, and such limitation may decrease the number of shares subject to the piggyback registration right.

Registration of our shares pursuant to the exercise of demand registration rights or piggyback registration rights under the Securities Act will result in such shares becoming freely tradeable without restriction under the Securities Act immediately upon the effectiveness of the registration.  We have agreed to pay all registration expenses, other than underwriting discounts and commissions and other selling expenses, in connection with any such registration.

The foregoing is a summary of all material provisions of the registration rights agreement, but as a summary, is not a complete discussion of all provisions of that agreement.  A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

Our charter authorizes the issuance of up to 100,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $1.00 par value, the rights and preferences of which may be established from time to time by our Board of Directors. As of January 20, 2006, 16,660,681 shares of common stock and no shares of preferred stock were issued and outstanding. As of January 20, 2006, we had approximately 61 record shareholders.

The following is a materially complete summary of our capital stock, but is subject to the provisions of our charter and our bylaws, as well as to applicable provisions of the Virginia Stock Corporation Act. A copy of our charter and our bylaws are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

The holders of our common stock are entitled to one vote for each share on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our Board of Directors with respect to any series of preferred stock (a “preferred stock designation”), the holders of our common stock possess all of the voting power. Our articles of incorporation do not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of our preferred stock created by our Board of Directors from time to time, the holders of our common stock are entitled to such dividends as may be declared from time to time by our Board of Directors from funds legally available for the payment of dividends, and, upon liquidation, dissolution or winding up, will be entitled to receive pro rata all assets available for distribution to the holders of our common stock after payment of a proper amount to the holders of any series of preferred stock that may be issued in the future.

Preferred Stock

Our articles of incorporation authorize our Board of Directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series, including, but not limited to:

•	the designation of the series;

•
the number of shares of the series, which number our Board of Directors may later, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares of that series then outstanding;

•
whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of the series having cumulative dividend rights shall be cumulative;

•
the rate of any dividends, or method of determining the dividends, payable to the holders of the shares of the series, any conditions upon which the dividends will be paid and the date or dates or the method for determining the date or dates upon which the dividends will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs;

•
whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of us or any other corporation, and, if so, the specification of the other class or series or the other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which the shares will be convertible or exchangeable and all other terms and conditions upon which the conversion or exchange may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the shares of the series.

We believe that the ability of our Board of Directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our shareholders unless required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our shareholders is not required for the issuance of shares of our preferred stock or common stock, our Board of Directors may determine not to seek shareholder approval.

As of the date hereof, 500,000 shares of our Series A Preferred Stock are reserved for issuance upon exercise of the rights issued under our shareholders rights agreement. For a more complete discussion of our rights agreement, see “Description of Capital Stock - Shareholders Rights Agreement” below.

Preemptive Rights

Neither the holders of our common stock nor of any series of our preferred stock will be entitled to any preemptive or other subscription rights.

Shareholder Rights Agreement

Our Board of Directors voted to adopt the proposed Rights Agreement between the Company and SunTrust Bank, as rights agent (the “Rights Agreement”), on May 7, 2004, and our shareholders approved the Rights Agreement on May 25, 2004. On the effective date of the Rights Agreement, May 25, 2004, our Board of Directors declared a dividend of one preferred share purchase right for each two shares of common stock outstanding. The following is a summary of the Rights Agreement. The Rights Agreement has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Each share purchase right entitles the registered holder to purchase from us one one-hundredth (1/100) of a share of our Series A Participating Cumulative Preferred Stock, par value $1.00 per share, at a price of $200 per one one-hundredth of a Series A preferred share. The exercise price and the number of Series A preferred shares issuable upon exercise is subject to adjustment from time to time to prevent dilution. The share purchase rights are not exercisable until the earlier to occur of (1) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of our outstanding common stock or (2) ten business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of our common stock.

In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power is sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a share purchase right, other than share purchase rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the share purchase right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the share purchase right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a share purchase right, other than share purchase rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise, without payment of the exercise price, that number of shares of common stock having a market value of two times the exercise price of the share purchase right.

Series A preferred shares purchasable upon exercise of the share purchase rights will not be redeemable. Each Series A preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event we liquidate, the holders of the Series A preferred shares will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each Series A preferred share will have 100 votes, voting together with the shares of common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each Series A preferred share will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

Prior to the date the share purchase rights are exercisable, the share purchase rights may not be detached or transferred separately from the common stock. The share purchase rights will expire ten years after the date of effectiveness, unless that expiration date is extended or unless the share purchase rights are earlier redeemed or exchanged by us, in each case, as described below. At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding common stock, the Board of Directors may redeem the share purchase rights in whole, but not in part, at a price of $0.001 per share purchase right. Immediately upon any redemption of the share purchase rights, the right to exercise the share purchase rights will terminate and the only right of the holders of share purchase rights will be to receive the redemption price.

The Rights Agreement could have the effect of discouraging tender offers or other transactions that might otherwise result in our shareholders receiving a premium over the market price for their common stock.

The Board of Directors believes that the Rights Agreement enhances our flexibility to respond to any unsolicited offer, will generally increase the amount to be received by our shareholders in the event of any such offer, and will allow us to protect our shareholders from coercive offers or offers that the Board of Directors deems, for various reasons, not to be in the best interests of our shareholders and the Company. The Rights Agreement provides us with a defensive mechanism that decreases the risk that a hostile acquirer will attempt to take control of us without negotiating directly with the Board of Directors.

Certain Anti-Takeover Provisions of Virginia Law and Our Charter and Bylaws

The following discussion concerns material provisions of Virginia law and our articles of incorporation and bylaws that could be viewed as having the effect of discouraging an attempt to obtain control of us. The anti-takeover aspects of our shareholders rights agreement have been described above.

Anti-Takeover Statutes

We are subject to the Virginia anti-takeover law regulating “control share acquisitions.” A control share acquisition is an acquisition of voting shares by a person that, when added to all the other voting shares beneficially owned by that person, would cause that person’s voting strength with respect to an election of directors to meet or exceed any of the following thresholds:

•	one-fifth;

•	one-third; or

•	a majority.

Under Virginia law, shares acquired in a control share acquisition have no voting rights unless granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or the articles of incorporation or bylaws of the corporation provide that this regulation does not apply to acquisitions of its shares. An acquiring person that owns 5% or more of the corporation’s voting stock may require that a special meeting of the shareholders be held, within 50 days of the acquiring person’s request, to consider the grant of voting rights to the shares acquired or to be acquired in the control share acquisition. If voting rights are not granted and the corporation’s articles of incorporation or bylaws permit, the acquiring person’s shares acquired in a control share acquisition may be repurchased by the corporation, at its option, at a price per share equal to the acquiring person’s cost. Virginia law grants dissenters’ rights to any shareholder who objects to a control share acquisition that is approved by a vote of disinterested shareholders and that gives the acquiring person control of a majority of the corporation’s voting shares.

We are also subject to the Virginia law regulating “affiliated transactions.” Material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares are required to be approved by:

•	the holders of at least two-thirds of the remaining voting shares; and

•	a majority of the disinterested directors if the acquisition transaction occurs within three years after the acquiring person became a 10% holder.

Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than 5%. There are certain exceptions to these approval requirements, including an exception for acquisition transactions with a 10% holder whose acquisition of its 10% interest was pre-approved by a majority of the disinterested directors.

Board of Directors; Duties; Classification; Removal; Vacancies

Under Virginia law, directors must discharge their duties in accordance with their good faith business judgment of the best interests of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and Board of Directors committees if they have a good faith belief in their competence. Directors’ actions are not subject to a reasonableness or prudent person standard. Virginia’s federal and state courts have focused on the process involved with directors’ decision-making and are generally supportive of directors if they have based their decision on an informed process. These elements of Virginia law could make it more difficult to take over a Virginia corporation than corporations organized under the laws of other states.

Our Board of Directors is divided into three classes of directors serving staggered three-year terms. Each class consists of, as nearly as possible, one-third of the total number of directors. The classification of directors makes it more difficult for shareholders to change the composition of our Board of Directors. At least two annual meetings of shareholders, instead of one, generally will be required to change the majority of our Board of Directors. The classification provisions of our articles of incorporation could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of us.

Our bylaws provide that the number of members of our Board of Directors shall be five. Under Virginia law, our Board of Directors may amend the bylaws from time to time to increase or decrease the number of directors by up to 30% of the number of directors in office immediately following the most recent election of directors by its shareholders; provided, that any decrease in the number of directors may not shorten an incumbent director’s term or reduce any quorum or voting requirements until the person ceases to be a director. However, under our articles of incorporation, our total number of directors may not exceed 15 nor be less than three.

Under Virginia law, a member of our Board of Directors may be removed with or without cause by a majority of the votes entitled to be cast at a meeting of shareholders called expressly for that purpose at which a quorum is present. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove the director.

Our bylaws provide that any vacancy occurring on our Board of Directors, including a vacancy resulting from the removal of a director or an increase in the number of directors, may be filled:

•	by our shareholders;

•	by the remaining directors; or

•	by the affirmative vote of a majority of the remaining directors, though less than a quorum.

Special Meetings of Shareholders

Our bylaws provide that special meetings of shareholders may be called only by the Chairman of our Board of Directors, our President or our Board of Directors.

Shareholder Nominations and Proposals

Our bylaws provide that a shareholder may nominate one or more persons for election as director at a meeting only if advance notice of such nomination has been delivered to our secretary, by personal delivery or United States mail, not later than:

•	with respect to an election to be held at an annual meeting of shareholders, 120 days in advance of such meeting; or

•	with respect to a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is given to shareholders.

That notice must include:

•	the name and address of the shareholder making the nomination and of the person or persons being nominated;

•	a representation that the shareholder is a holder of record of our stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting;

•	a description of all the arrangements or understandings between the shareholder and each nominee and any other person pursuant to which the nomination is being made by the shareholder;

•
any other information regarding each nominee that would be required by the Securities and Exchange Commission to be included in a proxy statement had the nominee been nominated or intended to be nominated by the Board of Directors; and

•	the consent of each nominee to serve as a director if so elected.

Our bylaws provide that a shareholder may present business before an annual meeting of shareholders if advance notice of such proposal has been delivered to our secretary, by personal delivery or United States mail:

•	on or after February 1st and before March 1st of the year in which the meeting will be held; or

•	not less than 90 days before the date of the meeting if the date of such meeting has been changed by more than 30 days.

That notice must include:

•	the name and address of the shareholder proposing business;

•	the class and number of shares of our stock beneficially owned by such shareholder;

•	a brief description of the business desired to be brought before the meeting, including the complete text of any resolution and the reasons for conducting such business at the meeting; and

•	any interest that the shareholder may have in such business.

These procedural requirements could have the effect of delaying or preventing the submission of matters proposed by any shareholder to a vote of the shareholders.

Indemnification and Limitations on Liability of Directors and Officers

The laws of the Commonwealth of Virginia pursuant to which we are incorporated permit us to indemnify our officers and directors against certain liabilities with the approval of our shareholders. Our Amended and Restated Articles of Incorporation provide for the indemnification of each director and officer (including former directors and officers and each person who may have served at our request as a director or officer of any other legal entity and, in all such cases, his or her heirs, executors and administrators) against liabilities (including expenses) reasonably incurred by him or her in connection with any actual or threatened action, suit or proceeding to which he or she may be made a party by reason of his or her being or having been a director or officer of the Company, except in relation to any action, suit or proceeding in which he or she has been adjudged liable because of willful misconduct or a knowing violation of criminal law.

We have purchased directors’ and officers’ liability insurance policies. Within the limits of their coverage, the policies insure (1) the directors and officers of the Company and our subsidiaries against certain losses resulting from claims against them in their capacities as directors and officers to the extent that such losses are not indemnified by us and (2) us to the extent that we indemnify such directors and officers for losses as permitted under the laws of Virginia.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is SunTrust Bank, Atlanta, Georgia.

LEGAL MATTERS

The validity of the issuance of the offered securities will be passed upon for us by Kilpatrick Stockton LLP, Atlanta, Georgia. As of the date hereof, no attorneys with Kilpatrick Stockton LLP who worked on the preparation of this prospectus beneficially own any of the common stock.

EXPERTS

The consolidated balance sheets of James River Coal Company and subsidiaries as of December 31, 2004 (Successor Company) and 2003 (Predecessor Company), and the related consolidated statements of operations, changes in shareholders' equity (deficit) and comprehensive income (loss), and cash flows for the eight months ended December 31, 2004 (Successor Company), the four months ended April 30, 2004 (Predecessor Company), and the years ended December 31, 2003 and 2002 (Predecessor Company), have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2004 financial statements includes explanatory paragraphs that state that (1) in connection with the Company's emergence from Chapter 11, all assets and liabilities were restated to their respective fair values as of May 6, 2004 in order to reflect the effects of fresh start accounting and, as a result, the consolidated financial statements of the Successor Company are presented on a different basis than those of the Predecessor Company and, therefore, are not comparable and (2) the Company changed its method of accounting for reclamation liabilities and its method of accounting for redeemable preferred stock in 2003.

The consolidated financial statements of Triad Mining, Inc. and subsidiary as of December 31, 2004, and for the year then ended, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The information referred to in documents incorporated by reference into this prospectus concerning estimates of the proven and probable coal reserves for us, as of March 31, 2004, and for Triad, as of February 1, 2005, was prepared by Marshall Miller & Associates, Inc. and has been incorporated by reference herein upon the authority of this firm as an expert.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC covering the securities being offered. This prospectus does not contain all of the information presented in the registration statement, and you should refer to that registration statement with its exhibits for further information. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or 175 Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Please call the SEC at 1-800-SEC-0330 (1-800-732-0330) for further information on the public reference room. You can also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You can also inspect our registration statement on the Internet at the SEC’s web site, http://www.sec.gov.

We are required to file annual, quarterly, and current reports, proxy and information statements and other information with the SEC. You can review this information at the SEC’s Public Reference Room or on the SEC’s web site, as described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus, which means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus.

We incorporate by reference our:

•	Annual report on Form 10-K for the year ended December 31, 2004, as filed on March 31, 2005 and amended on May 2, 2005;
•	Quarterly reports on Form 10-Q for the quarters ended March 31, 2005, as filed on May 11, 2005, June 30, 2005, as filed on August 15, 2005, and September 30, 2005, as filed on November 14, 2005;
•	Current reports on Form 8-K filed on January 25, 2005, March 31, 2005, May 3, 2005, June 6, 2005, June 10, 2005, August 11, 2005, October 18, 2005, November 8, 2005, and December 6, 2005; and
•
Descriptions of our Common Stock and Series A Participating Cumulative Preferred Stock Purchase Rights contained in our registration statement on Form S-1 (File No. 333-118190), initially filed as of August 13, 2004, and as further amended, as incorporated by reference into Item 1 of our registration statement on Form 8-A, filed January 24, 2005, and any amendment or report filed for the purpose of updating such description.

We are also incorporating by reference all other reports that we file in the future with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the date of the completion of this offering; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request copies of the filings, at no cost, by telephone at (804) 780-3000 or by mail at: James River Coal Company, 901 East Byrd Street, Suite 1600, Richmond, Virginia 23219, attention: Investor Relations.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) payable by us in connection with this offering.

Securities and Exchange Commission Registration Fee	$--
Printing Expenses	--
Legal Fees	10,000
Accounting Fees	2,000
Miscellaneous Expenses	3,000

$15,000

Item 15.  Indemnification of Directors and Officers

The laws of the Commonwealth of Virginia pursuant to which we are incorporated permit us to indemnify our officers and directors against certain liabilities with the approval of our shareholders. Our Amended and Restated Articles of Incorporation provide for the indemnification of each director and officer (including former directors and officers and each person who may have served at our request as a director or officer of any other legal entity and, in all such cases, his or her heirs, executors and administrators) against liabilities (including expenses) reasonably incurred by him or her in connection with any actual or threatened action, suit or proceeding to which he or she may be made a party by reason of his or her being or having been a director or officer of the Company, except in relation to any action, suit or proceeding in which he or she has been adjudged liable because of willful misconduct or a knowing violation of criminal law.

We have entered into an indemnification agreement with each of our directors and executive officers which requires us, among other things, to indemnify him or her against certain liabilities which may arise by reason of his or her status or service as a director or executive officer (other than liabilities arising from willful misconduct or a knowing violation of criminal law).

We have purchased directors’ and officers’ liability insurance policies. Within the limits of their coverage, the policies insure (1) the directors and officers of the Company and our subsidiaries against certain losses resulting from claims against them in their capacities as directors and officers to the extent that such losses are not indemnified by us and (2) us to the extent that we indemnify such directors and officers for losses as permitted under the laws of Virginia.

Item 16.  Exhibits

The exhibits to this registration statement are listed in the Exhibit Index which precedes the exhibits to this registration statement and is hereby incorporated herein by reference.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) that, for purposes of determining any liability under the Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, State of Virginia, on January 23, 2006.

JAMES RIVER COAL COMPANY

By:	/s/ Peter T. Socha
Peter T. Socha, Chairman, President and
Chief Executive Officer

Know all men by these presents, that each person whose signature appears below constitutes and appoints Peter T. Socha and Samuel M. Hopkins, II, or either of them, as attorneys-in-fact, with power of substitution, for him in any and all capacities, to sign any amendments to this registration statement on Form S-3, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on January 23, 2006.

Signature	Title

/s/ Peter T. Socha	Chairman, President and Chief Executive Officer
Peter T. Socha	(principal executive officer)

/s/ Samuel M. Hopkins II	Vice President and Chief Accounting Officer (principal
Samuel M. Hopkins II	financial and accounting officer)

*	Director
Alan F. Crown

*	Director
Leonard J. Kujawa

Director
Joseph H. Vipperman

*	Director
James F. Wilson

* By: /s/ Peter T. Socha
Peter T. Socha Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

2.1#	Second Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code of the Registrant and its Subsidiaries, dated as of April 20, 2004
4.1#	Specimen common stock certificate
4.2#	Rights Agreement between the Registrant and SunTrust Bank as Rights Agent, dated as of May 25, 2004
4.3#	Registration Rights Agreement by and among the Registrant and the Shareholders identified therein, dated May 6, 2004 (originally filed as Exhibit 10.1 to Reg. No. 333-118190)
5	Opinion and Consent of Kilpatrick Stockton LLP
23.1	Consent of Kilpatrick Stockton LLP (included in Exhibit 5)
23.2	Consent of KPMG LLP
23.3	Consent of Marshall Miller & Associates, Inc.
23.4	Consent of KPMG LLP
24#	Power of Attorney

    ____________________
    # Previously filed as an exhibit to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-118190) originally filed with the SEC as of August 13, 2004.